Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement of the Resolutions of the First Meeting of the Seventh Session of the Board of Directors of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 December 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2013-035

Announcement of the Resolutions of the First Meeting of the Seventh Session

of the Board of Directors

of China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

I. The convening of the Board meeting

The first meeting of the Seventh Session of the Board of China Southern Airlines Company Limited (the "Company") was convened on 26 December 2013 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The number of Directors supposed to be present was 12, of which 11 attended in person. Mr. Tan Wan Geng, the executive Director, who did not attend the meeting because of business reasons, authorized Mr. Zhang Zi Fang, the non-executive Director, to attend the meeting and vote on his behalf. Mr. Si Xian Min chaired the meeting. The Company Secretary of the Company attended the meeting and took minutes. The quorum and procedures for convening the meeting are in compliance with the relevant provisions of the Company Law of the PRC and the Articles of Association of the Company.

II. The consideration and approval on the Board meeting

The Directors present have considered and passed unanimously the following resolutions:

1.	Mr. Si Xian Min be elected as the Chairman of the Seventh Session of the Board; Mr. Tan Wan Geng be elected as the Vice Chairman of the Seventh Session of the Board;

2.	Members of various specialized committees formed under the Seventh Session of the Board be elected as follows:

Mr. Si Xian Min, Mr. Tan Wan Geng, Mr. Xu Jie Bo, Mr. Wei Jin Cai and Mr. Liu Chang Le be elected as members of the Strategic Decision-making Committee of the Seventh Session of the Board. Mr. Tan Wan Geng be elected as the Chairman;

Mr. Wei Jin Cai, Mr. Ning Xiang Dong and Mr. Tan Jin Song be elected as members of the Audit Committee of the Seventh Session of the Board. Mr. Tan Jin Song be elected as the Chairman;

Mr. Wang Quan Hua, Mr. Ning Xiang Dong and Mr. Tan Jin Song be elected as members of the Remuneration and Assessment Committee of the Seventh Session of the Board. Mr. Ning Xiang Dong be elected as the Chairman;

Mr. Si Xian Min, Mr. Wei Jin Cai and Mr. Tan Jin Song be elected as members of the Nomination Committee of the Seventh Session of the Board. Mr. Si Xian Min be elected as the Chairman.

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3.	The following persons be continued to be appointed as senior management:

Mr. Tan Wan Geng as the President of the Company;

Mr. Zhang Zi Fang, Mr. Xu Jie Bo, Mr. Ren Ji Dong, Mr. Liu Qian, Mr. Dong Su Guang, Mr. Chen Gang, Mr. Zhou Yue Hai and Mr. Wang Zhi Xue as the Executive Vice President of the Company;

Mr. Xu Jie Bo as the Chief Financial Officer and also the Chief Accountant of the Company;

Mr. Wang Zhi Xue as also the Chief Pilot of the Company;

Mr. Hu Chen Jie as the Chief Information Officer of the Company;

Mr. Su Liang as the Chief Economist of the Company;

Mr. Chen Wei Hua as the Chief Legal Adviser of the Company;

Mr. Yuan Xi Fan as the Chief Engineer of the Company;

Mr. Tian Xiao Dong as the COO Flight Operations of the Company;

Mr. Guo Zhi Qiang as the COO Marketing & Sales of the Company;

Mr. Xie Bing as the Company Secretary of the Company.

Mr. Xie Bing and Mr. Liu Wei be continued to be appointed as the joint company secretaries of the Company in accordance with the requirements under the Rules Governing the Listing of Securities on the Stock Exchange of Hong King Limited.

III. Opinion from Independent Directors

As the above candidates for the position of President, Executive Vice President, Chief Financial Officer (Chief Accountant), Chief Pilot, Chief Information Officer, Chief Legal Adviser, Chief Engineer, COO Flight Operations, COO Marketing & Sales and Company Secretary of the Company have met the relevant appointment conditions stipulated in the Company Law of the PRC and the Articles of Association of the Company, and the nomination and appointment procedures are in compliance with the requirements of the Company Law of the PRC and the Articles of Association of the Company, we therefore approve the Board’s appointment of the above persons.

Independent non-executive Directors: Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song

IV. Appendix

The biographies of the above senior management of the Company are as follows:

Mr. Ren Ji Dong, aged 48, graduated from Nanjing University of Aeronautics and Astronautics, majoring in aircraft engine design and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and he is a senior engineer. Mr. Ren began his career in 1986 and served as the Deputy Director of Urumqi Civil Aviation Administration, the Vice President of Xinjiang Airlines, the Party Secretary and the Vice President of the Xinjiang branch of the Company, the Executive Vice President of the Company from March 2005 to January 2007, and the President of the Xinjiang branch of the Company from January 2007 to April 2009. He has been the Executive Vice President of the Company since May 2009.

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Mr. Liu Qian, aged 49, graduated from China Civil Aviation Flying College majoring in aircraft piloting. Mr. Liu served the CAAC as an assistant researcher of the Piloting Skills Supervision Division of the Piloting Standards Department, an assistant researcher of the Operation Supervision Division, an assistant researcher and the Deputy Head of the Piloting Standards Division, and the Deputy Chief Pilot and Chief Pilot of the Company. He has been the Executive Vice President of the Company since August 2007. Currently, Mr. Liu is also the Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited and China Southern West Australian Flying College Pty Ltd.

Mr. Dong Su Guang, aged 59, graduated from Northwestern Polytechnical University majoring in aircraft design. Mr. Dong began his career in 1970 and served as the Vice President of Guangzhou Aircraft Maintaining and Engineering Co., Ltd. (“GAMECO”), the Chief Engineer and the General Manager of Engineering Department of the Company. He has been the Executive Vice President of the Company since December 2007. Currently, Mr. Dong is also the Chairman of Shantou Airlines, GAMECO and Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.

Mr. Chen Gang, aged 47, graduated from Zhongnan Finance and Economics University majoring in industrial enterprise management and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1987 and served as the Vice President of Henan branch of the Company, the President of Hubei branch of the Company and the Director of Commercial Steering Committee of the Company. He has been the Executive Vice President of the Company since August 2009. Currently, Mr. Chen is also the Chairman of CSN – ETC E-commerce Limited.

Mr. Zhou Yue Hai, aged 52, has a university degree and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University on-the-job. Mr. Zhou began his career in 1980. He served as the Deputy Director of the Flight Safety Technology Division, the Deputy Director of the Flight Technology Management Division, the Deputy General Manager of the Flight Safety Technology Department, the Deputy General Manager of the Flight Operation Division of the Company, the Party Secretary and Vice President of Guizhou Airlines Company Limited. Mr. Zhou served as the General Manager of China Southern Airlines Jilin Branch from September 2004 to January 2009 and the General Manager of China Southern Airlines Northern Branch from January 2009 to July 2012. Mr. Zhou has been the Executive Vice President of the Company since August 2012. Currently, Mr. Zhou is also the Chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited.

Mr. Wang Zhi Xue, aged 52, has a university degree. Mr. Wang began his career in 1981. He served as the Manager of the Flight Safety Technology Inspection Division of Zhuhai Airlines Company Limited, Deputy Chief Pilot and Director of the Flight Safety Technology Division as well as the Vice President of Shantou Airlines Company Limited. He served as the General Manager of the Flight Management Division of the Company from October 2004 to February 2009 and the General Manager of the Flight Operation Division of the Company in Guangzhou from February 2009 to July 2012. Mr. Wang has been the Executive Vice President and Chief Pilot of the Company since August 2012.

Mr. Hu Chen Jie, aged 44, graduated from Beijing University Aeronautics and Astronautics majoring in information management. Mr. Hu served as a software engineer in the Computer Center of CAAC, senior software engineer in Wei Hong International Technology Company (Singapore), the Deputy Director of the Computer Center of the Company, the senior project manager of SITA INC. (US) and the General Manager of CSN-ETC e-Commerce Limited. He has been the Chief Information Officer of the Company since June 2007. Currently, Mr. Hu is also the director of Guangzhou Aircraft Hang Yi Information Technology Co., Ltd. and Chairman of THITC.

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Mr. Su Liang, aged 51, graduated from the University of Cranfield, United Kingdom with a master degree in Air Transport Management Engineering and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007. Currently, Mr. Su is also the director of Xiamen Airlines and Sichuan Airlines Corporation Limited.

Mr. Chen Wei Hua, aged 47, graduated from the School of Law of Peking University and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He is a qualified lawyer in the PRC and a qualified corporate legal counselor. Mr. Chen joined the aviation industry in 1988. He served as Deputy Director, Director of the Legal Affairs Office of the Company. Mr. Chen has been the Chief Legal Adviser of the Company and Director of the Legal Department of the Company since January 2004. Currently, Mr. Chen is also the director of Xiamen Airlines.

Mr. Yuan Xi Fan, aged 50, graduated from Civil Aviation Institute of China majoring in Aviation Radio, and was subsequently awarded with a master degree in Aviation Safety Management from the École Nationale de l’Aviation Civile (ENAC) and Ecole Nationale Superieure d’Ingenieurs de Construction Aeronautique (ENSICA) in France and an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is a senior engineer. Mr. Yuan began his career in 1982. Mr. Yuan served as the Deputy Director of Repair and Maintenance Workshop of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the Deputy General Manager of the Aircraft Maintenance Engineering Division, the Director of Quality Management and Director of Integrated Business Management of Aircraft Maintenance Engineering Division of the Company, and the Deputy General Manager of MTU Maintenance Zhuhai Co., Ltd. Mr. Yuan served as the Deputy General Manager of Guangzhou Aircraft Maintenance Engineering Co., Ltd. from March 2009 to January 2011. Mr. Yuan served as the General Manager of the Aircraft Engineering Division of the Company since 2011. Mr. Yuan has been the Chief Engineer of the Company and the General Manager of the Aircraft Engineering Division of the Company since April 2012. Currently, Mr. Yuan is also the director of Guangzhou Aircraft Maintenance Engineering Co., Ltd..

Mr, Tian Xiao Dong, aged 44, graduated from Beijing Institute of Meteorology majoring in aviation meteorology, and was subsequently awarded with a master degree in Aeronautical Engineering from Beijing University of Aeronautics and Astronautics and obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is a senior engineer. Mr. Tian began his career in 1989. Mr. Tian served as the Deputy Manager of Flight Operation Office of General Dispatching Office, the Manager of Planning and Dispatch Office of System Operation Control Center (SOC), the Deputy Director of Operation Control Division and the Deputy General Manager of SOC. Mr. Tian has been served as the general manager of SOC since December 2006 and he has been the COO Flight Operations of the Company and the general manager of SOC since June 2012.

Mr. Guo Zhi Qiang, aged 50, economist, graduated with a master degree from Party School of Xinjiang Uyghur Autonomous Region majoring in Business Administration. Mr. Guo began his career in 1980 and served as the Manager of Transportation Department of Xinjiang Airlines; the Deputy General Manager of Xinjiang Company of China Southern Air Holding Company; the General Manager of China Southern Airlines Beijing Office; the Deputy General Manager of China Southern Airlines Xinjiang Branch. Mr. Guo served as the Deputy General Manager of the Shenzhen Branch of the Company from December 2005 to February 2008 and the President and Chief Executive Officer of Chongqing Airlines Company Limited from December 2008 to May 2009, and served as the Deputy Director General of the Commercial Steering Committee of the Company since May 2009 and the Director General of the Commercial Steering Committee of the Company from September 2009 to September 2012. Mr. Guo has been the COO Marketing & Sales of the Company and the Director General of the Commercial Steering Committee of the Company. Currently, Mr. Guo is also the directors of Xiamen Airlines Company Limited and CSN-ETC E-commerce Limited.

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Mr. Xie Bing, aged 40, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of international finance and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a senior economist. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office of the Company and Office of CSAHC. He has been the Company Secretary of the Company since November 2007.

Board of Directors of

China Southern Airlines Company Limited

26 December 2013

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